POWERSHARES DB US DOLLAR INDEX TRUST

C/O DB COMMODITY SERVICES LLC

60 WALL STREET

NEW YORK, NEW YORK 10005

January 3, 2011

Sonia Gupta Barros

Special Counsel

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street NE

Washington, D.C. 20549

Re:	PowerShares DB US Dollar Index Trust (the “Company”)
Registration Statement on Form S-3 (File Nos. 333-163552;
333-163552-04 and 333-163552-05)

Dear Ms. Barros:

We hereby acknowledge that:

1.	the Securities and Exchange Commission (the “Commission”), or the staff of the Commission (the “Staff”), acting pursuant to delegated authority, having declared this filing effective, it does not foreclose the Commission from taking any action with regard to the filing;

2.	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in this filing; and

3.	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

POWERSHARES DB US DOLLAR INDEX TRUST

By:	DB Commodity Services LLC,
its Managing Owner

By:	/s/ Michael Gilligan
Name: Michael Gilligan
Title: Principal Financial Officer

By:	/s/ Martin Kremenstein
Name: Martin Kremenstein
Title: Chief Operating Officer and Director